June 2, 2008

Michael Moran

Accounting Branch Chief

Brian McAllister

Staff Accountant

Donna Di Silvio

Review Accountant

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-7010

Dear Messrs. Moran and McAllister and Ms. Di Silvio:

We are in receipt of your letter dated March 31, 2008 regarding our previous responses to your comment letters related to our Form 10-K for the Fiscal Year Ended September 29, 2007. We have repeated each of your comments in full and the response to each such comment is noted directly below the quoted comment. As noted in response to comment No. 1, we will make the changes discussed in future filings, commencing with our Form 10-Q for the fiscal quarter ending June 28, 2008.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

1.	We note your response to comment one in our letter dated February 19, 2008 that you believe competitive harm is a basis for not complying with the disclosure requirements of SFAS 131, paragraph 37. Please explain why there is a causal connection between disclosing similar products or services and competitive harm. Show how your competitors could draw conclusions from this information causing you competitive harm. We may have further comment.

Response:

We believe it is competitively disadvantageous to provide our competitors access to information they could use in making business decisions without having to provide similar information to the investing public or to other competitors. Out of thirteen retail grocery companies that file reports with the Commission, only three currently provide any data on sales by product category.

Generally, retail grocery companies know their gross profit margins on individual product groups. The Company currently discloses that our current store design focuses on selling high-growth, high-margin

June 2, 2008

products such as perishables. If the Company were to disclose the growth in these products relative to other lower-margin products such as dry grocery, a competitor could precisely calculate the additional gross profit earned from a change in their own sales mix. Using this information, the competitor could rationally decide if changes in their own store design, product pricing and marketing was cost justified. The competitor could also specifically target the Company in its efforts. Both of these occurrences would competitively harm the Company.

2.	Your response states product category information is an “artificial metric” not used by management. Please tell us how senior management makes decisions to sell higher profit products within existing, expanded and/or renovated stores given the finite amount of floor space and capital resources as well as external competitive economic pressures. Also explain how management is able to disclose the following about product categories and departments if management does not review financial information by product categories:

•

In paragraph five of page one you disclose that design features of the Company’s modern stores focus on selling high-growth, high-margin products. Explain how management identified high growth and margin products from products less profitable;

•

Paragraph one on page four and three on page five discloses your plans to continue to incorporate in-store pharmacies and fuel stations in substantially all future new and remodeled stores based on a profitability analysis. Please tell us how you are able to determine these products add to a store’s profitability;

•

Paragraph three of page four discloses stores now carry a greater proportion of organic perishables in response to current customer preferences. Please explain how you identified organic products to be in greater demand that other perishables you offer;

•

And in paragraph six of page six you state one of the company’s goals is to cater to changing lifestyle needs of quality-conscious consumers who demand increasingly diverse product offerings. Please tell us how you identify products in high and low demand and tailor your offerings to suite the tastes of your customers.

Response:

Management’s focus is on maximizing profit at each individual store; management does not focus on maximizing profit within each product category or class of similar products. Efforts to maximize profits at individual stores can differ significantly based on such factors as store size and customer demographics. Accordingly, we can not maximize individual store profits by focusing on product selection in the store. We must consider each store’s competitive environment, store management and customer base.

Decisions to expand, remodel, relocate or build a new store are a function of customer demand and customer feedback. Our customer feedback does not come from extensive data analysis or data mining. It comes from our executives being in our stores. Based on this customer feedback:

•	we have increased the size of our stores to enhance the “one-stop shopping experience” that enables our customers to purchase a wide variety of products from a single source;

June 2, 2008

•	we strive to offer high quality perishable and organic products at reasonable prices;

•	we strive to offer customers a viable and economical alternative to dining out through products offered in our deli, bakery and ready-to-eat sections; and

•	we tailor individual store offerings to fit the local customer base.

The Company can not quantify the effect that pharmacies and fuel stations have on individual store profitability. Instead, the Company incorporates pharmacies and fuel stations in new and remodeled stores because of customer feedback requesting such products and the knowledge that they drive customer traffic.

Overall, this is not to suggest that we ignore product information, but it is not the primary decision driver and therefore we believe it is not significant to an investor’s understanding of how we manage our business.

3.	Notwithstanding our comments above, based on the disclosures throughout your filings and references to products in the company’s communications and website we reiterate comment one of our letter dated March 4, 2008.

Response:

We will revise future filings to include tabular presentation of the amount of total grocery segment sales contributed by grocery products, perishable products and gasoline. This table will be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (Item 101(c)(1)(i) of Regulation S-K) and in the Lines of Business footnote (paragraph 37 of SFAS No. 131). We have included as Exhibit A revised disclosure for the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Lines of Business footnote showing our proposed revisions that we intend to include in future filings with the Commission.

4.	We note your response to comment two in our letter dated February 19, 2008. The proposed disclosure stating there is an increase in number and size of customer transactions does not offer any context to analyze your financial information or provide the reader with an understanding of the current financial trends and their impact on the quality of your earnings. Please convey in a clear, straightforward and useful manner why these metrics display significant economic changes to your business, as applicable and show us what your disclosure will look like revised.

Response:

We will revise future filings to include disclosure similar to the following disclosure included in our Form 10-Q for the quarterly period ended March 29, 2008:

“The number of customer transactions (excluding gasoline) increased 9.7%, while the average transaction changed by less than one-half of one percent. The Company believes this transaction data may reflect cost-conscious customers dining out less and changing purchasing habits towards lower priced items.”

5.

You state the $80.9 million increase in 2007 gasoline sales represents the single largest increase in the grocery segment and that you can not quantify changes comprising the remaining $187.8 million sales increase. Stating that over two-thirds of the segments sales increase is broad based is overly vague and provides no meaningful insight into a material portion of your sales variability. The discussion should

June 2, 2008

include a useful analysis of the unexplained increase in grocery segment sales. See Item 303(a) (3) of Regulation S-K. For example, your disclosure in paragraph four on page 21 of Form 10-K states the largest product category sales increases in the grocery segment were in gasoline, pharmacy, deli and produce. However, you prior response explains the deli department represents and immaterial portion of the increase and is silent with respect to the other three departments. Please provide us with an example of your revised disclosure to the extent applicable.

Response:

We believe the tabular information that will be added pursuant to comment 3 above provides a useful analysis of changes in grocery segment sales pursuant to Item 303(a)(3) of Regulation S-K.

The Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(2) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing responses, please contact the undersigned at 828-669-2941, Ext. 223.

Very truly yours,

Ingles Markets, Incorporated

/s/ Ronald B. Freeman
Ronald B. Freeman
Chief Financial Officer

Attachment

EXHIBIT A

Item 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended September 29, 2007 Compared to the Fiscal Year Ended September 30, 2006

The Company achieved record sales, gross profit and net income for the fiscal year ended September 29, 2007. The predominant factor was increased sales. The sales increase encompassed most of the Company’s departments and included increases in comparable store sales, customer visits and average purchase per visit. Operating and administrative expense increases were controlled, resulting in improved cost leverage and additional operating income. A real estate sale and settlement of a state income tax position also contributed to higher net income.

Net Sales. Fiscal 2007 was the 43 rd consecutive year Ingles achieved an increase in net sales. Net sales increased 9.2% to $2.852 billion for the fiscal year ended September 29, 2007 from $2.612 billion for the fiscal year ended September 30, 2006. Excluding gasoline sales, sales increased $161.5 million or 6.7% for the fiscal year ended September 29, 2007. Fiscal 2007 contained 52 weeks compared to 53 weeks in fiscal 2006. Adjusted for the difference in weeks, net sales increased 11.0%.

Grocery segment comparable store sales adjusted for the difference in weeks increased $268.7 million, or 11.0%, for the same period. Gasoline department sales increased due to a 39% increase in gallons sold, while the average sales price per gallon for fiscal 2007 was slightly lower than the comparable fiscal 2006 amount. Excluding gasoline sales and adjusting for the extra week in fiscal 2006, comparable store sales increased $187.8 million, or 8.4%, for the fiscal year ended September 29, 2007. During fiscal 2007, Ingles opened two new stores, closed two older stores and completed five remodeled or replacement stores. Retail square footage increased 1.5% to 9.7 million square feet at September 29, 2007, compared to 9.6 million square feet at September 30, 2006.

Sales by major category within the grocery segment (amounts in thousands) are as follows:

	2007	2006
Sales by category
Grocery	$1,710,651	$1,614,904
Perishables	731,667	677,691
Gasoline	286,665	208,409

Total grocery segment	$2,728,983	$2,501,003

The grocery category includes grocery, dairy, general merchandise, frozen foods and video.

The perishables category includes meat, produce, deli, bakery and pharmacy.

Changes in grocery segment sales for the fiscal year ended September 29, 2007 are summarized as follows (in thousands):

Total grocery sales for the fiscal year ended September 30, 2006	$2,501,003
Comparable store sales increase (including gasoline)	268,719
Impact of stores opened in fiscal 2006 and 2007	8,827
Impact of stores closed in fiscal 2006 and 2007	(7,064)
Other, including effect of 53rd week in fiscal 2006	(42,502)

Total grocery sales for the fiscal year ended September 29, 2007	$2,728,983

Net grocery segment sales increased in each of the Company’s major product categories, with the largest percentage departmental increases in gasoline, pharmacy, deli and produce. In general, net sales increases were driven by effective promotions, service execution and expanded product selections. Fuel stations and pharmacies have been effective in giving customers a competitive choice and allowing them to consolidate shopping trips at Company supermarkets. Growth in the deli and produce departments reflect current customer preferences for greater selection in organic and meal replacement items, including rotisserie chicken and pork, cut fruit, made to order items and hot food offerings. The Ingles Advantage Savings and Rewards Card (the “Ingles Advantage Card”) also contributes to the increase in net sales and comparable store sales as approximately 74% of grocery segment sales are to holders of the Ingles Advantage Card. Information obtained from holders of the Ingles Advantage Card assists the Company in optimizing product offerings and promotions specific to customer shopping patterns.

Exhibit A – Page 1

Fiscal Year Ended September 30, 2006 Compared to the Fiscal Year Ended September 24, 2005

The Company achieved record sales, gross profit and net income for the fiscal year ended September 30, 2006. The predominant factor was increased sales. The sales increase encompassed most of the Company’s departments and included increases in comparable store sales, customer visits and average purchase per visit. Operating and administrative expense increases were controlled, resulting in improved cost leverage and additional operating income.

Net Sales. Fiscal 2006 was the 42nd consecutive year Ingles achieved an increase in net sales. Net sales increased 14.9% to $2.612 billion for the fiscal year ended September 30, 2006 from $2.274 billion for the fiscal year ended September 24, 2005. Excluding gasoline sales, sales increased $231.5 million or 10.7% for the fiscal year ended September 30, 2006. Fiscal 2006 contained 53 weeks compared to 52 weeks in fiscal 2005. Adjusted for the difference in weeks, net sales increased 12.8%.

Grocery segment comparable store sales increased $252.7 million or 11.6% for the same period. Fuel price inflation of approximately 23.2% and a 66.6% increase in total gallons sold increased gasoline department sales. Excluding gasoline sales, comparable store sales increased $164.7 million or 7.9% for the fiscal year ended September 30, 2006. During fiscal 2006, Ingles opened one new store, closed one older store and completed three replacement stores. Retail square footage increased 1.2% to 9.6 million square feet at September 30, 2006 compared to 9.5 million square feet at September 24, 2005.

Sales by major category within the grocery segment (amounts in thousands) are as follows:

	2006	2005
Sales by category
Grocery	$1,614,904	$1,459,649
Perishables	677,691	603,771
Gasoline	208,409	101,414

Total grocery segment	$2,501,003	$2,164,834

The grocery category includes grocery, dairy, general merchandise, frozen foods and video.

The perishables category includes meat, produce, deli, bakery and pharmacy.

Changes in grocery segment sales for the fiscal year ended September 30, 2006 are summarized as follows (in thousands):

Total grocery sales for the fiscal year ended September 24, 2005	$2,164,834
Comparable store sales increase (including gasoline)	252,702
Impact of stores opened in fiscal 2005 and 2006	49,885
Impact of stores closed in fiscal 2005 and 2006	(9,385)
Other, including effect of 53rd week in fiscal 2006	42,967

Total grocery sales for the fiscal year ended September 30, 2006	$2,501,003

Net grocery segment sales increased by more than 10% in each of the Company’s major product categories, with the largest percentage departmental increases in gasoline, pharmacy, deli and produce. In general, net sales increases were driven by effective promotions, service execution and a favorable competitive environment as a result of certain competitors closing stores in the Company’s market area. Fuel stations and pharmacies have been effective in giving customers a competitive choice and allowing them to consolidate shopping trips at Company supermarkets. Ingles introduced The Ingles Advantage Card on the first day of the 2004 fiscal year. The increase in net sales and comparable store sales is partially attributable to the continued success of the Ingles Advantage Card program, as approximately 75% of grocery segment sales are to holders of the Ingles Advantage Card. Information obtained from holders of the Ingles Advantage Card assists the Company in optimizing product offerings and promotions specific to customer shopping patterns.

Exhibit A – Page 2

11. Lines of Business

The Company operates three lines of business: retail grocery sales (representing the aggregation of individual retail stores), shopping center rentals and a fluid dairy processing plant. All of the Company’s operations are domestic. Information about the Company’s operations by lines of business (amounts in thousands) is as follows:

	2007	2006	2005
Revenues from unaffiliated customers:
Grocery sales	$2,728,983	$2,501,003	$2,164,834
Shopping center rentals	12,305	12,714	13,439
Fluid dairy	122,609	111,230	109,108

Total revenues from unaffiliated customers	$2,863,897	$2,624,947	$2,287,381

Income from operations:
Grocery sales	$115,799	$99,664	$75,987
Shopping center rentals	4,419	4,980	6,162
Fluid dairy	13,293	11,475	9,350

Total income from operations	$133,511	$116,119	$91,499

Assets:
Grocery sales	$1,013,788	$927,510	$921,453
Shopping center rentals	114,051	121,083	117,149
Fluid dairy	29,851	28,125	29,282
Elimination of intercompany receivable	(2,418)	(1,744)	(1,879)

Total assets	$1,155,272	$1,074,974	$1,066,005

Capital expenditures:
Grocery sales	$119,505	$86,525	$55,726
Shopping center rentals	6,131	6,517	2,651
Fluid dairy	2,213	1,260	1,486

Total capital expenditures	$127,849	$94,302	$59,863

Depreciation and amortization:
Grocery sales	$53,359	$52,181	$49,593
Shopping center rentals	5,347	5,451	5,272
Fluid dairy	2,289	2,395	2,484

Total depreciation and amortization	$60,995	$60,027	$57,349

Grocery segment sales by major category (amounts in thousands) are as follows:

	2007	2006	2005
Sales by category
Grocery	$1,710,651	$1,614,904	$1,459,649
Perishables	731,667	677,691	603,771
Gasoline	286,665	208,409	101,414

Total grocery segment	$2,728,983	$2,501,003	$2,164,834

The grocery category includes grocery, dairy, general merchandise, frozen foods and video.

The perishables category includes meat, produce, deli, bakery and pharmacy.

Revenue from shopping center rentals, net of shopping center expense of $7.9 million, $7.7 million and $7.2 million for the fiscal years ended 2007, 2006 and 2005, respectively, is included in the caption rental income, net in the statements of income. Grocery and fluid dairy revenues comprise the net sales reported in the statements of income.

The fluid dairy segment had $56.1 million, $49.0 million and $46.2 million in sales to the grocery sales segment in fiscal 2007, 2006 and 2005, respectively. These sales were eliminated in consolidation.

Exhibit A – Page 3